Exhibit 99.8
Consent of Independent Registered Public Accounting Firm
We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2024 of Veren Inc. of our report dated February 26, 2025, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in the Exhibit incorporated by reference in this Annual Report on Form 40-F.

We also consent to the incorporation by reference in the Registration Statements on Form F-10 (File No. 333-275312) as amended, Form S-8 (File No. 333-226210) and Form F-3D (File No. 333-205592) of Veren Inc. of our report dated February 26, 2025 referred to above. We also consent to reference to us under the heading “Interests of Experts” in the Annual Information Form, filed as the Exhibit incorporated by reference in this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statements.

/s/PricewaterhouseCoopers LLP

Calgary, Alberta
Canada
February 26, 2025